Exhibit 12.1

BURLINGTON NORTHERN SANTA FE CORPORATION and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Three Months Ended March 31,
	2008	2007

Earnings:

Income before income taxes	$741	$568

Add:
Interest and other fixed charges, excluding capitalized interest	134	121

Reasonable approximation of portion of rent under long-term operating leases
representative of an interest factor	70	69

Distributed income of investees accounted for under the equity method	1	1

Amortization of capitalized interest	1	–

Less: Equity in earnings of investments accounted for
under the equity method	2	3

Total earnings available for fixed charges	$945	$756

Fixed charges:

Interest and fixed charges	$139	$123

Reasonable approximation of portion of rent under long-term operating leases
representative of an interest factor	70	69

Total fixed charges	$209	$192

Ratio of earnings to fixed charges	4.52x	3.94x

E-2

FORM 10-Q